Accel Entertainment, Inc.

140 Tower Drive

Burr Ridge, Illinois 60527

September 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Scott Anderegg

Re:

Accel Entertainment, Inc. Registration Statement on Form S-1 (No. 333-236501) originally filed with the Securities and Exchange Commission on February 19, 2020 and which went effective on March 16, 2020, as amended, and a Registration Statement on Form S-1 (File No. 333-248949) originally filed September 21, 2020.

Requested Date: September 23, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Accel Entertainment, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Nicolas Dumont, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Dumont at (212) 430-2679 or, in his absence, Mr. Freedman at (650) 335-7292.

* * *

Sincerely,

ACCEL ENTERTAINMENT, INC.

By:	/s/ Derek Harmer
Derek Harmer
General Counsel and Chief Compliance Officer

cc:	Andrew Rubenstein, Chief Executive Officer

Accel Entertainment, Inc.

Robert A. Freedman, Esq.

Nicolas H.R. Dumont, Esq.

Fenwick & West LLP